SUNPEAKS VENTURES, INC.

February 26, 2010

Douglas Brown

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sunpeaks Ventures, Inc.

File No. 333-161985

SEC Comment letter dated January 21, 2010

Dear Mr. Brown:

Sunpeaks Ventures, Inc. (the “Company”), a Nevada corporation, is pleased advise you that we have received and reviewed your letter of January 21, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on September 18, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 21, 2010.

1.

We have provided a marked copy of the filing to clearly indicate the changes that have been made.

2.

We have revised the Filing to clarify that the Company does not own the property on which it intends to focus, we have set forth that the Company current has a leased interest in the subject.

3.

We have revised the Filing remove the terms develop, development and production where appropriate to more uniformly refer to the Company as a exploration stage company as per your comment.

4.

We have revised the Filing accordingly.

5.

As our sole-officer and director Mr. Scott Beaudette will be soliciting investments into the Company from friends, family and those persons which he has a prior business relationship and that he reasonably believes would have an interest in investing the Company. Mr. Beaudette will distribute to all interested investors a copy of the Company's then effective Registration Statement. As each investor will be personally approached by Mr. Beaudette, he intends to verbally inform each potential investor that the shares being offered are being offered by the Company directly to the investor and that he shall receive no compensation for the sale of the shares and that all funds received will go directly to the Company to be used for operating expenses. Mr. Beaudette intends to only sell his registered stock in transaction on the open market if and when the Company receives its listing on the OTCBB and if an active trading market for the Company's common stock develops. The Company believes that there is minimal conflict between the interest of Mr. Beaudette and the interest of the Company, as Mr. Beaudette is the Company's sole officer and director the success of the Company is paramount and the foremost concern for Mr. Beaudette's long-tem success.

6.

Please see the response in Answer 5 above as the same relates to this first sentence of this comment number 6. We have revised the Filing to include a risk factor relating to the potential conflict of interest between the Company and Mr. Beaudette. Please see Page 8.

7.

We have revised the filing, where appropriate, to remove any reference that could lead a potential investor to believe that the offering is subject to a minimum or maximum purchase requirement.

#106, 505 19 Ave SW, Calgary, Alberta, T2S 0E4

Canada

SUNPEAKS VENTURES, INC.

8.

We have revised the Filing accordingly.

9.

We have revised the Filing accordingly.

10.

We have revised the Filing accordingly.

11.

We have revised the Filing accordingly.

12.

We have revised the filing accordingly.

13.

We have revised the filing accordingly.

14.

We have revised the filing accordingly.

15.

We have revised the Filing accordingly.

16.

We have revised the Filing accordingly.

17.

We have revised the Filing accordingly.

18.

We have revised the Filing to include information relating to the fact that the Company may not raise any or may raise limited funds under the direct participation offering. However, we believe that any attempt to set forth with specificity any allocation of an unknown amount of funds would lead to more confusion and could be misconstrued by potential investor to look like a mini/maxi offering.

19.

We have revised the Filing accordingly.

20.

We have revised the Filing accordingly.

21.

We have revised the Filing accordingly.

22.

We have revised the fling to remove any and all statements that cannot be substantiated or that would need substantiation.

23.

We have revised the Filing accordingly.

24.

We have revised the Filing accordingly.

25.

We have revised the Filing accordingly.

26.

We have revised the filing accordingly.

27.

We have revised the filing accordingly.

28.

We have revised the Filing accordingly.

29.

We have revised the Filing accordingly.

30.

We have revised the filing accordingly.

31.

We have revised the filing accordingly.

32.

We have revised the Filing accordingly.

#106, 505 19 Ave SW, Calgary, Alberta, T2S 0E4

Canada

SUNPEAKS VENTURES, INC.

In connection with the Company’s responding to the comments set forth in the January 21, 2010, letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Scott Beaudette

Scott Beaudette

#106, 505 19 Ave SW, Calgary, Alberta, T2S 0E4

Canada

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